
05062836

FORM 6-K


SEC MAIL PROCESSING
RECEIVED
AUG 05 2005
WASH, D.C.
203
SECTION

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of August 2005 Commission file number 1-12260

COCA-COLA FEMSA, S.A. de C.V.

(Translation of Registrant's name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón Mexico, D.F. 01210
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F x Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): x

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes _ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Summary of Contents

The following data represents financial information presented to the *Comisión Nacional Bancaria y de Valores* and the Mexican Stock Exchange by Coca-Cola FEMSA, S.A. de C.V. for the quarter ended June 30, 2005. It contains the following tables:

- Consolidated Balance Sheet
- Consolidated Earnings Statement
- Consolidated Change of Financial Position Statement
- Consolidated Ratios
- Data per Share
- Management Discussion and Analysis on the Financial Condition and Results of Operations of the Company
- Notes to the Financial Statement
- Report of Share Investments
- Summary Schedule of Credit and Loans
- Monetary Position in Foreign Exchange
- Integration and Income Calculation by Monetary Position
- Bonds and Medium Term Notes Listed in Stock Market
- Plants, Commerce Centers and Distribution Centers
- Main Raw Materials
- Domestic Sales Distribution by Product
- Foreign Sales Distribution by Product
- Integration of the Paid Capital Stock
- Project Information
- Transactions in Foreign Currency and Conversion of Financial Statements of Foreign Operations
- General Issuer, Employee and Other Data
- Declaration from the Company Officials Responsible for the Information

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **2** ANO: **2005**
COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
AL 30 DE JUNIO DE 2005 Y 2004
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**69,242,339**	**100**	**66,941,803**	**100**
2	**ACTIVO CIRCULANTE**	**10,955,262**	**16**	**8,316,214**	**12**
3	EFECTIVO E INVERSIONES TEMPORALES	5,493,073	8	2,508,877	4
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	1,244,555	2	1,205,187	2
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	507,941	1	594,819	1
6	INVENTARIOS	2,666,412	4	2,544,169	4
7	OTROS ACTIVOS CIRCULANTES	1,043,281	2	1,463,162	2
8	**LARGO PLAZO**	**425,330**	**1**	**557,228**	**1**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	425,330	1	557,228	1
11	OTRAS INVERSIONES	0	0	0	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**18,122,827**	**26**	**19,011,502**	**28**
13	INMUEBLES	2,488,071	4	2,678,320	4
14	MAQUINARIA Y EQUIPO INDUSTRIAL	28,249,735	41	27,380,908	41
15	OTROS EQUIPOS	0	0	0	0
16	DEPRECIACION ACUMULADA	13,105,583	19	11,821,917	18
17	CONSTRUCCIONES EN PROCESO	490,604	1	774,191	1
18	**ACTIVO DIFERIDO (NETO)**	**39,738,920**	**57**	**39,056,859**	**58**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**37,520,552**	**100**	**39,307,299**	**100**
21	**PASIVO CIRCULANTE**	**10,259,579**	**27**	**8,574,619**	**22**
22	PROVEEDORES	3,911,268	10	3,680,846	9
23	CREDITOS BANCARIOS	918,255	2	2,256,259	6
24	CREDITOS BURSATILES	2,586,319	7	0	0
25	IMPUESTOS POR PAGAR	71,467	0	177,410	0
26	OTROS PASIVOS CIRCULANTES	2,772,270	7	2,460,104	6
27	**PASIVO A LARGO PLAZO**	**22,740,844**	**61**	**25,892,028**	**66**
28	CREDITOS BANCARIOS	14,068,652	37	15,463,047	39
29	CREDITOS BURSATILES	8,672,189	23	10,400,000	26
30	OTROS CREDITOS	3	0	28,981	0
31	**CREDITOS DIFERIDOS**	**1,107,833**	**3**	**1,377,728**	**4**
32	**OTROS PASIVOS**	**3,412,296**	**9**	**3,462,924**	**9**
33	**CAPITAL CONTABLE**	**31,721,787**	**100**	**27,634,504**	**100**
34	**PARTICIPACION MINORITARIA**	**727,363**	**2**	**694,799**	**3**
35	**CAPITAL CONTABLE MAYORITARIO**	**30,994,424**	**98**	**26,939,705**	**97**
36	**CAPITAL CONTRIBUIDO**	**14,861,994**	**47**	**14,861,994**	**54**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	820,572	3	820,572	3
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	1,994,983	6	1,994,983	7
39	PRIMA EN VENTA DE ACCIONES	12,046,439	38	12,046,439	44
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**16,132,430**	**51**	**12,077,711**	**44**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	16,500,778	52	11,684,752	42
43	RESERVA PARA RECOMPRA DE ACCIONES	400,000	1	400,000	1
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(2,752,056)	(9)	(2,700,195)	(10)
45	**RESULTADO NETO DEL EJERCICIO**	1,983,708	6	2,693,154	10

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **2** ANO: **2005**
COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**5,493,073**	**100**	**2,508,877**	**100**
46	EFECTIVO	1,148,401	21	937,674	37
47	INVERSIONES TEMPORALES	4,344,672	79	1,571,203	63
18	**CARGOS DIFERIDOS**	**39,738,920**	**100**	**39,056,859**	**100**
48	GASTOS AMORTIZABLES (NETO)	1,452,023	4	48,477	0
49	CREDITO MERCANTIL	36,542,994	92	37,453,566	96
50	IMPUESTOS DIFERIDOS	1,397,960	4	1,554,816	4
51	OTROS	345,943	1	0	0
21	**PASIVO CIRCULANTE**	**10,259,579**	**100**	**8,574,619**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	3,725,494	36	5,079,281	59
53	PASIVOS EN MONEDA NACIONAL	6,534,085	64	3,495,338	41
24	**CREDITOS BURSATILES CORTO PLAZO**	**2,586,319**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	2,586,319	100	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**2,772,270**	**100**	**2,460,104**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	0	0	0	0
58	OTROS PASIVOS CIRCULANTES SIN COSTO	2,772,270	100	2,460,104	100
27	**PASIVO A LARGO PLAZO**	**22,740,844**	**100**	**25,892,028**	**100**
59	PASIVO EN MONEDA EXTRANJERA	7,868,655	35	9,185,706	35
60	PASIVO EN MONEDA NACIONAL	14,872,189	65	16,706,322	65
29	**CREDITOS BURSATILES LARGO PLAZO**	**8,672,189**	**100**	**10,400,000**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO PLAZO	8,672,189	100	10,400,000	100
30	**OTROS CREDITOS**	**3**	**100**	**28,981**	**100**
63	OTROS CREDITOS CON COSTO	0	0	0	0
64	OTROS CREDITOS SIN COSTO	3	100	28,981	100
31	**CREDITOS DIFERIDOS**	**1,107,833**	**100**	**1,377,728**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	1,107,833	100	1,377,728	100
67	OTROS	0	0	0	0
32	**OTROS PASIVOS**	**3,412,296**	**100**	**3,462,924**	**100**
68	RESERVAS	658,494	19	637,410	18
69	OTROS PASIVOS	2,753,802	81	2,825,514	82
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(2,752,056)**	**100**	**(2,700,195)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	(2,752,056)	(100)	(2,700,195)	(100)
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	0	0	0	0

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **2** ANO: **2005**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

OTROS CONCEPTOS

(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
72	CAPITAL DE TRABAJO	695,683	(258,405)
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	658,494	637,410
74	NUMERO DE FUNCIONARIOS (*)	421	408
75	NUMERO DE EMPLEADOS (*)	30,982	31,318
76	NUMERO DE OBREROS (*)	24,214	23,765
77	NUMERO DE ACCIONES EN CIRCULACION (*)	1,846,530,201	1,846,374,197
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **2** AÑO: **2005**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE RESULTADOS

DEL 1 DE ENERO AL 30 DE JUNIO DE 2005 Y 2004

(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**23,930,845**	**100**	**22,541,582**	**100**
2	COSTO DE VENTAS	12,217,126	51	11,535,317	51
3	**RESULTADO BRUTO**	**11,713,719**	**49**	**11,006,265**	**49**
4	GASTOS DE OPERACION	7,750,577	32	7,526,573	33
5	**RESULTADO DE OPERACION**	**3,963,142**	**17**	**3,479,692**	**15**
6	COSTO INTEGRAL DE FINANCIAMIENTO	575,960	2	886,256	4
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**3,387,182**	**14**	**2,593,436**	**12**
8	OTRAS OPERACIONES FINANCIERAS	226,447	1	241,921	1
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**3,160,735**	**13**	**2,351,515**	**10**
10	PROVISION PARA IMPUESTOS Y P.T.U.	1,186,108	5	(341,705)	(2)
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**1,974,627**	**8**	**2,693,220**	**12**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**1,974,627**	**8**	**2,693,220**	**12**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**1,974,627**	**8**	**2,693,220**	**12**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	(21,747)	0	0	0
18	**RESULTADO NETO**	**1,996,374**	**8**	**2,693,220**	**12**
19	PARTICIPACION MINORITARIA	12,666		66	0
20	**RESULTADO NETO MAYORITARIO**	**1,983,708**	**8**	**2,693,154**	**12**

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **2** AÑO: **2005**
COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**23,930,845**	**100**	**22,541,582**	**100**
21	NACIONALES	13,689,286	57	13,268,502	59
22	EXTRANJERAS	10,241,559	43	9,273,080	41
23	CONVERSION EN DOLARES (***)	2,223,126	9	2,094,067	9
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**575,960**	**100**	**886,256**	**100**
24	INTERESES PAGADOS	1,115,249	194	1,273,758	144
25	PERDIDA EN CAMBIOS	0	0	0	0
26	INTERESES GANADOS	142,342	25	86,670	10
27	GANANCIA EN CAMBIOS	238,059	41	(210,157)	(24)
28	RESULTADO POR POSICION MONETARIA	(158,888)	(28)	(510,989)	(58)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**226,447**	**100**	**241,921**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	226,447	100	241,921	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**1,186,108**	**100**	**(341,705)**	**100**
32	I.S.R.	1,234,710	104	(243,240)	(71)
33	I.S.R. DIFERIDO	(185,564)	(16)	(204,184)	(60)
34	P.T.U.	136,962	12	105,719	31
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **KOF** TRIMESTRE: 2 AÑO: **2005**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE RESULTADOS
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	12,639,812	11,058,734
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	48,304,810	47,185,859
39	RESULTADO DE OPERACION (**)	8,274,462	7,669,914
40	RESULTADO NETO MAYORITARIO (**)	4,741,536	4,254,814
41	RESULTADO NETO (**)	4,741,536	4,254,814

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: KOF TRIMESTRE: 2 AÑO: 2005

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DEL 1 DE ABRIL AL 30 DE JUNIO DE 2005 Y 2004

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**12,838,160**	**100**	**11,679,929**	**100**
2	COSTO DE VENTAS	6,532,203	51	6,031,695	52
3	**RESULTADO BRUTO**	**6,305,957**	**49**	**5,648,234**	**48**
4	GASTOS DE OPERACION	4,051,533	32	3,821,322	33
5	**RESULTADO DE OPERACION**	**2,254,424**	**18**	**1,826,912**	**16**
6	COSTO INTEGRAL DE FINANCIAMIENTO	283,486	2	852,889	7
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**1,970,938**	**15**	**974,023**	**8**
8	OTRAS OPERACIONES FINANCIERAS	107,408	1	173,948	1
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**1,863,530**	**15**	**800,075**	**7**
10	PROVISION PARA IMPUESTOS Y P.T.U.	600,379	5	(985,400)	(8)
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**1,263,151**	**10**	**1,785,475**	**15**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**1,263,151**	**10**	**1,785,475**	**15**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**1,263,151**	**10**	**1,785,475**	**15**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	(21,747)	0	0	0
18	**RESULTADO NETO**	**1,284,898**	**10**	**1,785,475**	**15**
19	PARTICIPACION MINORITARIA	900			
20	**RESULTADO NETO MAYORITARIO**	**1,283,998**	**10**	**1,785,475**	**15**

CLAVE DE COTIZACION: KOF
COCA-COLA FEMSA, S.A. DE C.V.

TRIMESTRE: **2** ANO: **2005**

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**12,838,160**	**100**	**11,679,929**	**100**
21	NACIONALES	7,591,565	59	7,591,565	65
22	EXTRANJERAS	5,246,595	41	4,088,364	35
23	CONVERSION EN DOLARES (***)	1,192,639	9	1,085,041	9
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**283,486**	**100**	**852,889**	**100**
24	INTERESES PAGADOS	565,846	200	666,430	78
25	PERDIDA EN CAMBIOS	0	0	0	0
26	INTERESES GANADOS	82,321	29	47,775	6
27	GANANCIA EN CAMBIOS	222,963	79	(270,672)	(32)
28	RESULTADO POR POSICION MONETARIA	22,924	8	(36,438)	(4)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**107,408**	**100**	**173,948**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	107,408	100	173,948	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**600,379**	**100**	**(985,400)**	**100**
32	I.S.R.	577,760	96	(744,693)	(76)
33	I.S.R. DIFERIDO	(45,749)	(8)	(296,282)	(30)
34	P.T.U.	68,368	11	55,575	6
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **2** ANO: **2005**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 30 DE JUNIO DE 2005 Y 2004

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**1,996,374**	**2,693,220**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	1,083,810	953,433
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**3,080,184**	**3,646,653**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(935,646)	(523,807)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**2,144,538**	**3,122,846**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	872,759	(2,391,586)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(620,429)	(543,547)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**252,330**	**(2,935,133)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(602,687)**	**(742,612)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	1,794,181	(554,899)
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	3,698,892	3,063,776
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	5,493,073	2,508,877

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **2** AÑO: **2005**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**1,083,810**	**953,433**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	621,860	643,600
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	0	0
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	461,950	309,833
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(935,646)**	**(523,807)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	55,234	241,471
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(213,448)	(256,220)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(166,893)	(73,065)
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	(268,847)	18,406
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(341,692)	(454,399)
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**872,759**	**(2,391,586)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	1,413,898	(2,634,116)
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	0	0
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	(36,240)	544,769
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(504,899)	(302,239)
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	0	0
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(620,429)**	**(543,547)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
31	(-) DIVIDENDOS PAGADOS	(620,429)	(543,547)
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(602,687)**	**(742,612)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	0
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(349,269)	(517,629)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(253,418)	(224,983)

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **2** AÑO: **2005**

COCA-COLA FEMSA, S.A. DE C.V.

RAZONES Y PROPORCIONES

INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	8.34	%	11.95	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	15.30	%	15.79	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	6.85	%	6.36	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	23.04	%	21.79	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	7.96	%	18.97	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.70	veces	0.70	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	2.67	veces	2.48	veces
8	ROTACION DE INVENTARIOS (**)	8.99	veces	9.40	veces
9	DIAS DE VENTAS POR COBRAR	8	dias	8	dias
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	8.40	%	9.05	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	54.19	%	58.72	%
12	PASIVO TOTAL A CAPITAL CONTABLE	1.18	veces	1.42	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	30.90	%	36.29	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	125.48	%	136.19	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	3.55	veces	2.73	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.29	veces	1.20	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	1.07	veces	0.97	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	0.81	veces	0.67	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.29	veces	0.21	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	53.54	%	29.26	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	12.87	%	16.18	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(3.91)	%	(2.32)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	1.92	veces	2.45	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	345.88	%	81.48	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(245.88)	%	18.52	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	57.95	%	69.70	%

(**) INFORMACION ULTIMOS DOCE MESES

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **2** AÑO: **2005**
COCA-COLA FEMSA, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL			TRIMESTRE AÑO ANTERIOR		
			Importe			**Importe**	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	2.57		$	2.30	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	.00		$	.00	
3	UTILIDAD DILUIDA POR ACCION (**)	$	.00		$	.00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	.00		$	.00	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	.00		$	.00	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	.00		$	.00	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	.00		$	.00	
8	VALOR EN LIBROS POR ACCION	$	16.79		$	14.59	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	.33		$	.29	
10	DIVIDENDO EN ACCIONES POR ACCION		.00	acciones		.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS		1.72	veces		3.00	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)		27.89	veces		18.00	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)		.00	veces		.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

r10: EL TRIMESTRE 2004 INCLUYE BENEFICIO FISCAL NO RECURRENTE

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

COMENTARIOS Y ANALISIS DE LA ADMINISTRACION
SOBRE LOS RESULTADOS DE OPERACION Y SITUACION FINANCIERA DE LA COMPAÑIA

ANEXO 1

CONSOLIDADO
Impresión Final

INFORME DEL DIRECTOR.

Los ingresos totales en el segundo trimestre de 2005 incrementaron 10.7 % alcanzando Ps. 12,715 millones.
La utilidad de operación consolidada creció 23.4% a Ps. 2,254 millones y el margen operativo mejoró 180 puntos base a 17.7% en el segundo trimestre de 2005.
La utilidad neta consolidad decreció 28.1% a Ps. 1,284 millones, como resultado de un efecto fiscal no recurrente que incrementó la utilidad neta en el 2004. La utilidad por acción fue de Ps. 0.70 en el segundo trimestre de 2005. Excluyendo el impacto de este efecto no recurrente la utilidad neta mayoritaria hubiera crecido 129.7%.
Ciudad de México (28 de julio de 2005) - Coca-Cola FEMSA, S.A. de C.V. (BMV: KOFL, NYSE: KOF) ("Coca-Cola FEMSA" o la "Compañía"), el embotellador más grande de productos Coca-Cola de Latinoamérica y el segundo más grande del mundo en términos de volumen de ventas, anunció hoy sus resultados consolidados para el segundo trimestre de 2005.
"Nuestros resultados del segundo trimestre, reflejan la mejora del panorama económico en nuestros territorios, aunado a las estrategias comerciales e iniciativas estructurales que se están llevando a cabo. En el entorno macroeconómico, nuestro desempeño fue favorecido por la continua recuperación económica de nuestros territorios, factores estacionales y condiciones climáticas favorables, un entorno de precios relativamente estable y la apreciación de las monedas locales frente al dólar.
En el marco operativo, estuvimos bien posicionados para sacar el mayor provecho del entorno macroeconómico favorable. Nuestro portafolio de empaques, junto con nuestra estrategia de multi-segmentación, ayudaron a impulsar el incremento de nuestros ingresos en la mayoría de nuestros territorios, mientras que nuestra mayor eficiencia en la estructura operativa impulsó el crecimiento de nuestra utilidad de operación a lo largo de la compañía." comentó Carlos Salazar, Director General de la Compañía.

RESULTADOS CONSOLIDADOS

Nuestros ingresos consolidados incrementaron 10.7% a Ps. 12,715 millones en el segundo trimestre de 2005, como resultado de los incrementos en ingresos en todos nuestros territorios a excepción de Centroamérica; México y Brasil representaron más del 70% de nuestro crecimiento. El precio promedio por caja unidad consolidado fue Ps. 25.96 (US$ 2.41) 1.2% mayor durante el segundo trimestre de 2005 comparado con el mismo periodo del año anterior, debido a incrementos en los precios promedio a lo largo de todas nuestras operaciones, excepto Centroamérica.

El volumen total de ventas creció 9.5% a 486.9 millones de cajas unidad en el segundo trimestre de 2005, comparado con el mismo periodo de 2004. El crecimiento en el volumen de ventas de México y Brasil representó más del 70% de nuestro volumen incremental. El volumen de ventas de refrescos creció 7.8% a 405.5 millones de cajas unidad, impulsado por volúmenes incrementales a lo largo de todos nuestros territorios.

Nuestra utilidad bruta incrementó 11.7% a Ps. 6,306 millones en el segundo trimestre de 2005, comparado con el segundo trimestre de 2004; México y Brasil representaron más del 80% de nuestro crecimiento. El margen bruto aumentó 40 puntos base a 49.6% en el segundo trimestre de 2005 de 49.2% en el mismo periodo de 2004.

Nuestra utilidad de operación consolidada creció 23.4% a Ps. 2,254 millones en el segundo trimestre de 2005, como resultado de incrementos en la utilidad de

Las principales políticas contables de la Compañía están de acuerdo con PCGA mexicanos, los cuales requieren que la administración de la Compañía efectúe ciertas estimaciones y utilice ciertos supuestos para determinar la valuación de algunas partidas incluidas en los estados financieros consolidados. La administración de la Compañía considera que las estimaciones y supuestos utilizados son los adecuados a la fecha de emisión de los presentes estados financieros consolidados.

Las principales políticas contables se resumen a continuación:

Reconocimiento de los Efectos de la Inflación:
El reconocimiento de los efectos de la inflación en la información financiera consiste en:

· Actualizar los activos no monetarios, tales como inventarios y activos fijos, incluyendo los costos y gastos relativos a los mismos, cuando dichos activos son consumidos o depreciados.

· Actualizar el capital social, prima en suscripción de acciones y las utilidades retenidas de años anteriores en el monto necesario para mantener el poder de compra en pesos equivalentes a la fecha en la cual el capital fue contribuido o las utilidades generadas mediante la aplicación de factores inflacionarios.

· Incluir en el capital contable el resultado acumulado por la tenencia de activos no monetarios, el cual resulta de la diferencia neta entre la actualización aplicando costos de reposición a los activos no monetarios y la actualización mediante la aplicación de factores inflacionarios.

· Incluir en el resultado integral de financiamiento, el resultado por posición monetaria.

La Compañía actualiza sus estados financieros, en términos del poder adquisitivo de la moneda de cierre del periodo, utilizando factores inflacionarios para las subsidiarias en México y el índice de inflación del país de origen y el tipo de cambio de cierre del periodo, para las subsidiarias en el extranjero.

La información financiera de periodos anteriores de las subsidiarias mexicanas fue actualizada utilizando factores inflacionarios mexicanos y la información de las subsidiarias en el extranjero fue actualizada utilizando la inflación del país de origen y posteriormente fue convertida a pesos mexicanos aplicando el tipo de cambio de cierre del año. Consecuentemente, las cifras son comparables entre sí y con periodos anteriores, al estar expresadas en términos de la misma moneda.

Efectivo y Valores de Realización Inmediata:
El efectivo consiste en depósitos en cuentas bancarias que no causan intereses. Los valores de realización inmediata se encuentran representados principalmente por depósitos bancarios e inversiones de renta fija a corto plazo a través de casas de bolsa, valuados a valor de mercado.

Inventarios y Costo de Ventas:
Los inventarios se actualizan a costos específicos de reposición, sin que excedan el valor de mercado. Los anticipos a proveedores para la compra de materias primas y refacciones se incluyen en la cuenta de inventarios, y se actualizan con base en factores inflacionarios, considerando su antigüedad promedio.

El costo de ventas del periodo se determina con base en el valor de reposición de los inventarios al momento de su venta. El costo de ventas incluye costos relacionados con materia prima utilizada en el proceso de

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **2** AÑO: **2005**
COCA-COLA FEMSA, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 PROPIMEX, S.A. DE C.V.	EMBOTELLADO Y DISTRIBUCION	62,469,249	99.99	383,414	918,982
2 ADMINISTRACION Y ASESORIA INTEGRAL, S.A. DE C.V.	SERVICIOS ADMINISTRATIVOS	55,847	99.99	77,761	7,291
3 INMUEBLES DEL GOLFO, S.A. DE C.V.	EMBOTELLADO Y DISTRIBUCION	5,570,863	99.99	398,793	685,662
4 REFRESCOS Y AGUAS MINERALES, S.A. DE C.V.	EMBOTELLADO Y DISTRIBUCION	8,734,500	99.99	7,268	83,493
5 COCA-COLA FEMSA DE BUENOS AIRES, S.A. DE C.V.	EMBOTELLADO Y DISTRIBUCION	52,694,342	100.00	355,892	2,122,334
6 CORPORACION INTERAMERICANA DE BEBIDAS	EMBOTELLADO Y DISTRIBUCION	121,172,000	99.99	(2,135,782)	(2,135,782)
7 ELIMINACION DE ACCIONES		1	0.00	0	(1,681,980)
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**(912,654)**	**0**
ASOCIADAS					
1 I.E.Q. S.A.	EMBOTELLADO	98,232	33.68	59,692	145,050
2 CICAN	EMBOTELLADO	9,620	48.10	36,154	34,916
3 BETA SAN MIGUEL	AZUCAR	355,420	2.54	30,348	62,637
4 TAPON CORONA	MATERIAL DE EMPAQUE	20,232	1.48	20,285	894
5 KSP	BEBIDAS	226,647	0.22	78,747	77,033
6 METALFORMA		2,850	31.00	1,843	3,595
7 INDUSTRIA MEXICANA DE RECICLAJE, S.A. DE C.V.	RECICLAJE	35,000	35.00	77,710	77,710
8 OTRAS		2	1.00	21,923	23,495
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**326,702**	**425,330**
OTRAS INVERSIONES PERMANENTES					**0**
TOTAL					**425,330**

OBSERVACIONES

CLAVE DE COTIZACION: KOF
COCA-COLA FEMSA, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRIMESTRE: 2 AÑO: 2005

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
COMERCIO EXTERIOR																
SINDICADO/VARIOS	01/11/2006	8.95	0	0	0	0	0	0	0	0	0	0	2,152,900	0	0	0
WACHOVIA BANK	15/01/2012	3.63	0	0	0	0	0	0	0	0	0	0	0	0	0	538,225
ABN A.M.R.O.	26/03/2010	4.02	0	0	0	0	0	0	0	0	0	0	0	0	0	538,225
SINDICADO VARIOS	01/07/2009	7.25	0	0	0	0	0	0	0	0	0	0	0	0	0	3,243,394
ITAU-BUEN AYRE	16/12/2005	6.98	0	0	0	0	0	0	0	0	128,504	0	0	0	0	0
GE CAPITAL	02/01/2008	9.44	0	0	0	0	0	0	0	0	7,252	3,626	7,164	1,813	0	0
CAJA MADRID	27/05/2009	3.93	0	0	0	0	0	0	0	0	0	0	0	0	161,468	0
STANDARD CHARTERED BANK	27/05/2012	3.76	0	0	0	0	0	0	0	0	0	0	0	0	0	538,225
VARIOS / INTERESES	31/12/2005		254,611	0	0	0	0	0	0	0	11,076	0	0	0	0	0
SCOTIA BANK INVERLAT	23/04/2010	10.42	0	750,000	0	0	0	0	0	0	0	0	0	0	0	0
HSBC	08/07/2015	10.46	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	29/06/2011	10.39	0	1,150,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	24/03/2011	10.40	0	1,650,000	0	0	0	0	0	0	0	0	0	0	0	0
B COLOMBIA	16/08/2006	8.97	0	0	0	0	0	0	0	0	0	0	207,737	0	0	0
B COLOMBIA	09/08/2007	10.02	0	0	0	0	0	0	0	0	0	0	0	158,111	0	0
SCOTIA BANK INVERLAT	23/04/2010	10.50	0	550,000	0	0	0	0	0	0	0	0	0	0	0	0
B COLOMBIA	11/08/2005	9.87	0	0	0	0	0	0	0	0	303,526	0	0	0	0	0
BANCO DEL CARIBE	20/04/2006	11.75	0	0	0	0	0	0	0	0	0	38,322	0	0	0	0
BANCO INDUSTRIAL SA	29/12/2006	6.75	0	0	0	0	0	0	0	0	0	0	52,277	0	0	0
CITI BANK ARGENTINA	16/12/2005	6.42	0	0	0	0	0	0	0	0	171,338	0	0	0	0	0
BARCLAYS BANK PLC	30/06/2012	3.87	0	0	0	0	0	0	0	0	0	0	0	0	0	269,113
SANTANDER SERFIN	15/04/2015	10.42	0	1,600,000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANCARIOS			254,611	6,200,000	0	0	0	0	0	0	621,696	41,948	2,420,078	159,924	161,468	5,127,182

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **2** AÑO: **2005**

COCA-COLA FEMSA, S.A. DE C.V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**129,502**	**1,394,024**	[illegible]	[illegible]	**1,910,892**
PASIVO	**700,385**	**7,539,293**	**22,385**	**240,963**	**7,780,256**
CORTO PLAZO	7,909	85,136	22,385	240,963	326,099
LARGO PLAZO	692,476	7,454,157	0	0	7,454,157
SALDO NETO	**(570,883)**	**(6,145,269)**	**25,631**	**275,905**	**(5,869,364)**

(1) EN LA SECCION DE OBSERVACIONES SE DEBERA ESPECIFICAR LA MONEDA Y EL TIPO DE CAMBIO

OBSERVACIONES

EL TIPO DE CAMBIO DEL PESOS MEXICANO POR DOLAR AMERICANO ES 10.7645.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **2** AÑO: **2005**
COCA-COLA FEMSA, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	5,010,332	31,196,585	(26,186,253)	0.00	928
FEBRERO	6,945,530	30,895,621	(23,950,091)	0.33	79,794
MARZO	6,167,530	30,812,499	(24,644,970)	0.45	111,080
ABRIL	5,334,613	31,368,705	(26,034,092)	0.35	92,718
MAYO	4,814,623	32,928,812	(28,114,190)	(0.25)	(70,455)
JUNIO	(3,493,947)	32,026,067	(35,520,014)	(0.09)	(34,324)
ACTUALIZACION:	0	0	0	0.00	129
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	(20,982)
OTROS	0	0	0	0.00	0
TOTAL					**158,888**

OBSERVACIONES

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **2** AÑO: **2005**
COCA-COLA FEMSA, S.A. DE C.V.

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8 **CONSOLIDADO**
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
N/A

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS
N/A

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **2** AÑO: **2005**
COCA-COLA FEMSA, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9

CONSOLIDADO
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
MEXICO	ELABORACION Y EMBOTELLADO	1,632,031	58
GUATEMALA	ELABORACION Y EMBOTELLADO	36,585	66
NICARAGUA	ELABORACION Y EMBOTELLADO	42,751	65
COSTA RICA	ELABORACION Y EMBOTELLADO	52,620	63
PANAMA	ELABORACION Y EMBOTELLADO	51,602	34
COLOMBIA	ELABORACION Y EMBOTELLADO	290,051	52
VENEZUELA	ELABORACION Y EMBOTELLADO	305,016	58
BRASIL	ELABORACION Y EMBOTELLADO	444,849	54
ARGENTINA	ELABORACION Y EMBOTELLADO	188,045	75

OBSERVACIONES

LA CAPACIDAD INSTALADA ESTA EXPRESADA EN MILES DE CAJAS UNIDAD (CAJA DE 24 BOTELLAS DE 8 ONZAS CADA UNA)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **2** AÑO: **2005**

COCA-COLA FEMSA, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
AZUCAR	PROMESA				
CONCENTRADO	COCA-COLA DE MEXICO				
CONCENTRADO	COCA-COLA DE ARGENTINA				
CONCENTRADO	COCA-COLA DE GUATEMALA				
CONCENTRADO	COCA-COLA DE NICARAGUA				
CONCENTRADO	COCA-COLA DE COSTA RICA				
CONCENTRADO	COCA-COLA DE PANAMA				
CONCENTRADO	COCA-COLA DE COLOMBIA				
CONCENTRADO	COCA-COLA DE VENEZUELA				
CONCENTRADO	COCA-COLA DE BRASIL				
EMPAQUE	FEMSA EMPAQUES				

OBSERVACIONES

CLAVE DE COTIZACION: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2005**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
BEBIDAS EMBOTELLADA	941,049	12,217,126	506,264	13,689,286		COCA-COLA, SPRITE, COCA-COLA LIGHT, SPRITE CERO, FANTA, FRESCA, CIEL, CIEL MINERALIZADA, DELAWARE PUNCH, SENZAO, BEAT, LIFT POWERADE, NESTEA, MICKEY AVENTURAS	CONSUMIDOR FIN/
		0	0				
		0	0				
		0	0				
		0	0				
		0	0				
		0	0				
		0	0				
		0	0				
TOTAL		12,217,126		13,689,286			

CLAVE DE COTIZACION: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

TRIMESTRE: 2 ANO: **2005**

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
	$	VIGENTE	PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
A		3	844,078,519		844,078,519		375,097	
D		3	731,545,678			731,545,678	325,089	
L		3	270,906,004			270,906,004	120,386	
TOTAL			**1,846,530,201**	**0**	**844,078,519**	**1,002,451,682**	**820,572**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
1,846,530,201

PROPORCION DE ACCIONES POR :

CPO's : 0
T.VINC. : 0
ADRS's : 10
GDRS's : 0
ADS's : 0
GDS's 0

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

N/A

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

Incorporación de Subsidiarias en el Extranjero.

Los registros contables de las subsidiarias en el extranjero se realizan en la moneda local del país de origen y de acuerdo con los principios de contabilidad generalmente aceptados en cada país. Para su incorporación en los estados financieros consolidados de la Compañía, son ajustados a PCGA mexicanos y se actualizan a poder adquisitivo de la moneda local al cierre del año aplicando la inflación del país de origen y posteriormente, se convierten a pesos mexicanos utilizando el tipo de cambio aplicable al cierre del año.

La variación en la inversión neta en la subsidiaria en el extranjero generada por la fluctuación del tipo de cambio, se incluye en el resultado acumulado por conversión y se registra en el capital contable.

Cuando la Compañía designa la inversión en una subsidiaria en el extranjero como una cobertura económica de la misma adquisición, el tratamiento contable del resultado integral de financiamiento es el siguiente:

· La fluctuación cambiaria se presenta en la cuenta de resultado por conversión hasta por el monto en el que la inversión cubra el financiamiento contratado, neto de su efecto fiscal. La fluctuación cambiaria correspondiente a la parte no cubierta del financiamiento se registra en el resultado integral de financiamiento.

· El resultado por posición monetaria se calcula utilizando factores de inflación del país de origen de la subsidiaria hasta por el monto en el que la inversión cubra el financiamiento contratado. La parte no cubierta del financiamiento se calcula utilizando factores de inflación del país de origen de la compañía que contrate el financiamiento. El efecto total se registra en el resultado integral de financiamiento.

Cuando la Compañía no designe una cobertura económica, la fluctuación cambiaria y la ganancia o pérdida por posición monetaria se registran dentro del resultado integral de financiamiento.

El resultado por posición monetaria y la ganancia o pérdida cambiaria en saldos intercompañias, denominados en moneda extrajera, que son considerados como una inversión de largo plazo ya que su liquidación no ha sido planeada en un futuro cercano, es reflejada como parte del resultado por conversión en el capital contable.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** FECHA: 28/07/2005 12:10
COCA-COLA FEMSA, S.A. DE C.V.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	COCA-COLA FEMSA. S.A. DE C.V.
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	50815100
FAX:	52923473
DIRECCION DE INTERNET:	www.cocacola-femsa.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	CCF9305145C9
DOMICILIO	GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	LIC. JAVIER EDUARDO DAVILA PARAS
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO .D.F.
TELEFONO:	(55)50815100
FAX:	(55)52923472
E-MAIL:	idavila@kof.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: KOF
COCA-COLA FEMSA, S.A. DE C.V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

ING. HECTOR TREVIÑO GUTIERREZ DIRECTOR ADMINISTRATIVO Y DE FINANZAS	LIC. JAVIER EDUARDO DAVILA PARAS DIRECTOR ADMINISTRATIVO

MEXICO, D.F., A 28 DE JULIO DE 2005

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

r10: EL TRIMESTRE 2004 INCLUYE BENEFICIO FISCAL NO RECURRENTE

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** FECHA: 28/07/2005 12:10
COCA-COLA FEMSA, S.A. DE C.V.

NOMBRE: ING. JOSE ANTONIO FERNANDEZ CARBAJAL
DOMICILIO: ALFONSO REYES # 2202 NTE.
COLONIA: BELLA VISTA
C. POSTAL: 64442
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: (81)8328-60-28
FAX: (81)8328-60-29
E-MAIL: vchaval@femsa.com.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: DIRECTOR GENERAL
NOMBRE: LIC. CARLOS SALAZAR LOMELIN
DOMICILIO: GUILLERMO GONZALEZ CAMARENA # 600
COLONIA: CENTRO CIUDAD SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: (55)50815100
FAX: (55)52923473
E-MAIL: csalazar@kof.com.mx

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR ADJUNTO DE FINANZAS Y ADMINISTRACION
NOMBRE: ING. HECTOR TREVIÑO GUTIERREZ
DOMICILIO: GUILLERMO GONZALEZ CAMARENA # 600
COLONIA: CENTRO DE CIUDAD SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: (55)50815100
FAX: (55)52923473
E-MAIL: htrevino@kof.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO: DIRECTOR ADMINISTRATIVO
NOMBRE: LIC. JAVIER EDUARDO DAVILA PARAS
DOMICILIO: GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA: CENTRO DE CIUDAD SANTA FE

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** FECHA: 28/07/2005 12:10

COCA-COLA FEMSA, S.A. DE C.V.

C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73
E-MAIL:	jdavila@kof.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO:	GERENTE DE INFORMACION FINANCIERA EXTERNA
NOMBRE:	C.P. FERNANDO VILLARREAL MAYCOTTE
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73
E-MAIL:	fvillarreal@kof.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR ADJUNTO DE FINANZAS Y ADMINISTRACION
NOMBRE:	ING. HECTOR TREVIÑO GUTIERREZ
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73
E-MAIL:	htrevino@kof.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO DEL CONSEJO
NOMBRE:	LIC. CARLOS EDUARDO ALDRETE ANCIRA
DOMICILIO:	GENERAL ANAYA 601 PTE.
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(81)83-28-61-80

CLAVE DE COTIZACION: **KOF** FECHA: 28/07/2005 12:10

COCA-COLA FEMSA, S.A. DE C.V.

FAX:	(81)83-28-61-81
E-MAIL:	cealdanc@femsa.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO SUPLENTE
NOMBRE:	SR. DAVID ALBERTO GONZALEZ VESSI
DOMICILIO:	ALFONSO REYES # 2202 NTE.
COLONIA:	VELLA VISTA
C. POSTAL:	06500
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(81)8328-50-00
FAX:	(81)8375-48-99
E-MAIL:	dagon@femsa.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENCIA DE ATENCION A INVERSIONISTAS
NOMBRE:	LIC. ALFREDO FERNANDEZ ESPINOSA
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50-81-51-20
FAX:	(55)52-92-34-74
E-MAIL:	afernandeze@kof.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR ADMINISTRATIVO
NOMBRE:	LIC. JAVIER EDUARDO DAVILA PARAS
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73
E-MAIL:	idavila@kof.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF**

FECHA: 28/07/2005 12:10

COCA-COLA FEMSA, S.A. DE C.V.

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR ADMINISTRATIVO
NOMBRE:	LIC. JAVIER EDUARDO DAVILA PARAS
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73
E-MAIL:	idavila@kof.com.mx

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **2** AÑO: **2005**

COCA-COLA FEMSA, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
BEBIDAS EMBOTELLADA		0	434,785	10,241,559		COCA-COLA,	CONSUMIDOR FIN/
		0	0			AGUA CLUB K,	
		0	0			AGUA NATURAL,	
		0	0			AGUA NAYA, ALPINA	
		0	0			BAVARIA,	
		0	0			BLACK FIRE,	
		0	0			CANADA DRY	
		0	0			CHINOTTO,FANTA	
		0	0			FRESCA, GINGER ALE,	
		0	0			HI-C, HIT COLA,JUIZ	
		0	0			KAISER, KIST,	
		0	0			KUAT, COCA-COLA	
		0	0			LIGHT.	
		0	0			CEPITA, CARIOCA	
TOTAL				10,241,559			

OBSERVACIONES

EL VOLUMEN SE PRESENTA EN MILES DE CAJAS UNIDAD (24 BOTELLAS DE 8 ONZAS CADA UNA).

LA PARTICIPACION DE MERCADO NO ESTA DISPONIBLE.

LAS VENTAS EN EL EXTRANJERO SON DE NUESTRAS SUBSIDIARIAS EN GUATEMALA, NICARAGUA, COSTA RICA, PANAMA, COLOMBIA, VENEZUELA, BRASIL Y ARGENTINA.

CLAVE DE COTIZACION: KOF
COCA-COLA FEMSA, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRIMESTRE: 2 AÑO: 2005

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BURSATILES																
LISTADAS EN BOLSA																
QUIROGRAFARIOS																
CERTIFICADOS BURSATILES	20/04/2007	10.55	0	2,000,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	18/04/2008	11.37	0	1,250,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	16/04/2010	10.40	0	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	15/07/2005	10.50	2,586,319	0	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	11/07/2008	11.10	0	2,500,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	10/07/2009	9.90	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
EMISION DE OBLIGACIONES UDIS	13/11/2006	8.65	0	1,422,189	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BURSATILES			**2,586,319**	**8,672,189**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES																
PROVEEDORES																
CONCENTRADO	30/07/2005		832,738	0	0	0	0	0	0	0	0	523,051	0	0	0	0
AZUCAR	30/07/2005		107,061	0	0	0	0	0	0	0	0	105,058	0	0	0	0
ENVASE	30/07/2005		5,108	0	0	0	0	0	0	0	0	25,184	0	0	0	0
PREFORMA	30/07/2005		645,213	0	0	0	0	0	0	0	0	231,881	0	0	0	0
EMPAQUE	30/07/2005		42,159	0	0	0	0	0	0	0	0	188,834	0	0	0	0
ETIQUETA	30/07/2005		3,716	0	0	0	0	0	0	0	0	2,876	0	0	0	0
REFACCIONES	30/07/2005		83,993	0	0	0	0	0	0	0	0	50,133	0	0	0	0
OTROS	30/07/2005		649,406	0	0	0	0	0	0	0	0	414,857	0	0	0	0
TOTAL PROVEEDORES			**2,369,394**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**1,541,874**	**0**	**0**	**0**	**0**

CLAVE DE COTIZACION: KOF
COCA-COLA FEMSA, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRIMESTRE: 2 AÑO: 2005

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS																
VARIOS	30/07/2005		1,252,294	0	0	0	0	0	0	0	0	1,519,976	3	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			1,252,294	0	0	0	0	0	0	0	0	1,519,976	3	0	0	0
TOTAL			6,462,618	14,872,189	0	0	0	0	0	0	621,696	3,103,798	2,420,081	159,924	161,468	5,127,182

OBSERVACIONES

AL 31 DE JUNIO DE 2005, EL TIPO DE CAMBIO DEL PESO MEXICANO POR DOLAR AMERICANO ES 10.7645.

EXISTEN ALGUNOS PRESTAMOS CUYAS TASAS DE INTERES CUENTAN CON COBERTURA ADICIONAL (SWAPS). EN ESTE CASO LAS TASAS, INCLUYENDO SWAPS SON:

SCOTIA BANK INVERLAT 23/04/2010 10.13%
BBVA BANCOMER 24/03/2011 10.10%
BBVA BANCOMER 29/06/2011 9.98%
CERTIFICADOS BURSATILES 18/04/2008 9.24%
CERTIFICADOS BURSATILES 11/07/2008 8.92%
CERTIFICADOS BURSATILES 20/04/2007 8.37%
HSBC 08/07/2015 9.78%
SANTANDER 15/04/2015 9.95%

LA FECHA DE PROVEEDORES SE CONSIDERA A 30 DIAS A PARTIR DE LA FECHA DE LA FACTURA producción, mano de obra (salarios y otros beneficios), depreciación de la maquinaria, planta y equipo y otros costos que incluyen combustible, energía eléctrica, rotura de botellas retornables en el proceso productivo, mantenimiento de equipo, inspección, y costos de traslado dentro de las plantas y entre las diferentes plantas.

Pagos Anticipados:
Representan pagos por servicios que serán recibidos en los siguientes 12 meses. Los pagos anticipados se registran a su costo histórico y se aplican a los resultados del mes en el cual se reciben los servicios o beneficios. Los pagos anticipados representan principalmente gastos de publicidad, rentas y gastos promocionales.

Los gastos de publicidad pagados por anticipado corresponden principalmente al tiempo de transmisión en televisión y radio, y se amortizan hasta en un plazo de 12 meses, con base al tiempo de transmisión de los anuncios.
Los gastos relacionados con la producción de la publicidad son reconocidos en los resultados de operación en el momento en que inicia la campaña publicitaria.

Los gastos promocionales se aplican a los resultados del periodo en el cual se erogan, excepto aquellos relacionados con el lanzamiento de nuevos productos o presentaciones, los cuales se registran como pagos anticipados y se amortizan en los resultados de acuerdo al tiempo en el que se estima que las ventas de estos productos o presentaciones alcanzarán su nivel normal de operación, el cual es generalmente de un año.

Propiedades, Planta y Equipo:
Se registran originalmente a su costo de adquisición y/o construcción. Las propiedades, planta y equipo de procedencia nacional se actualizan aplicando los factores inflacionarios, excepto las botellas y cajas. El activo fijo de procedencia extranjera se actualiza aplicando la inflación del país de origen y el tipo de cambio al cierre del año.

La depreciación se calcula utilizando el método de línea recta, basado en el valor actualizado de los activos, disminuido por su valor residual. Las tasas de depreciación son determinadas por la Compañía en coordinación con peritos valuadores independientes, considerando la vida útil remanente de los activos.

La vida útil estimada de los principales activos se presenta a continuación:

Edificios y construcciones 40 años
Maquinaria y equipo 13 años
Equipo de distribución 10 años
Otros activos 9 años

Botellas y Cajas:
Las botellas y cajas se registran a su costo de adquisición y son actualizadas a su valor de reposición. La Compañía clasifica las botellas y cajas dentro del rubro de propiedades, planta y equipo.

Para efectos contables, la rotura se carga a los resultados de operación a medida en que se incurre. La depreciación se determina sólo para efectos fiscales y se calcula utilizando el método de línea recta a una tasa del 10% anual. La Compañía estima que el gasto por rotura es similar al gasto por depreciación calculado con una vida útil estimada de cinco años para envase de vidrio retornable y cajas, y un año para envase de plástico retornable. Los depósitos recibidos por botellas y cajas entregados en comodato a los clientes, se presentan disminuyendo el saldo de botellas y cajas. La diferencia entre el costo y los depósitos recibidos se amortiza de acuerdo con la vida útil de dichos activos. Las botellas y cajas por las cuales no ha sido recibido depósito alguno, son registradas en resultados cuando son entregadas a los clientes.

Inversiones en Acciones:
Las inversiones en acciones en compañías asociadas se registran a su costo de adquisición y posteriormente se valúan a través del método de participación. En el caso de inversiones en compañías afiliadas en las que no se tiene influencia significativa, y por las cuales no se tiene un valor de mercado observable, se valúan al costo de adquisición actualizado mediante la aplicación de factores derivados de la inflación del país de origen. Las inversiones en compañías afiliadas en las que no se tiene influencia significativa, y por las cuales se tiene un valor de mercado observable fueron ajustadas a su valor de mercado, afectando las utilidades.

Otros Activos:
Estos activos representan erogaciones por los cuales los beneficios serán recibidos en años futuros, e incluyen:

· El equipo de refrigeración de procedencia nacional se actualiza aplicando los factores inflacionarios. El de procedencia extranjera se actualiza aplicando la inflación del país de origen y el tipo de cambio al cierre del año. El equipo de refrigeración es amortizado con base en una vida útil promedio de aproximadamente cinco años a partir de 2003 y de tres años en 2002 y 2001.

Acuerdos con clientes para obtener el derecho de vender y promover los productos de la Compañía durante cierto tiempo, los cuales se consideran como activos monetarios y se amortizan con base en el plazo en que se espera recibir los beneficios. En promedio los acuerdos con clientes tienen una vigencia de entre tres y cuatro años.

Hasta 2002, la amortización se registraba dentro de los gastos de operación. A partir de 2002, la Compañía adoptó los lineamientos de la nueva disposición de la Emerging Issues Task Force ("EITF") No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" (Registro de las Consideraciones Dadas por un Vendedor al Cliente o Revendedor de los Productos del Vendedor) del Financial Accounting Standards Board ("FASB"), la cual requiere que la amortización de estos montos capitalizados se presenten como una reducción de las ventas netas.

Gastos por la implementación del sistema integral de negocio (ERP) erogados en la fase de desarrollo, los cuales se capitalizados de acuerdo con las disposiciones establecidas en el boletín C-8 ("Activos Intangibles" ("C-8") y se amortizan con base en el método de línea recta en un período de cuatro años. Las erogaciones que no cumplen con dichos requisitos, así como los costos de investigación se registran en resultados en el año en que se incurren.

Las mejoras en propiedades arrendadas, son actualizadas con base a factores inflacionarios y se amortizan en línea recta de acuerdo al plazo de los contratos de arrendamiento.

i) Activos Intangibles y Crédito Mercantil:
Estos activos representan erogaciones cuyos beneficios serán recibidos en años futuros. A partir de 2003, la Compañía empieza a aplicar el C-8, el cual establece que los costos incurridos durante el desarrollo de proyectos deberán ser capitalizados si cumplen con los criterios establecidos para el reconocimiento de activos. Antes de 2003, el exceso en el precio de compra sobre el valor de mercado de los activos netos adquiridos en una combinación de negocios, era considerado como crédito mercantil. Con la adopción del C-8,

la Compañía considera ese exceso. como derechos para producir y distribuir productos de la manera Coca-Cola. La Compañía clasifica sus activos intangibles en: activos con vida definida y activos con vida indefinida, de acuerdo con el período en el cual la Compañía espera recibir los beneficios.

Los activos intangibles con vida indefinida no son amortizados. Están sujetos a una revisión periódica de deterioro y consisten en derechos de distribución y acuerdos para embotellar de Coca-Cola FEMSA que representan los derechos de producir, empaquetar, distribuir y vender bebidas con la marca registrada Coca-Cola en los territorios adquiridos. Estos acuerdos son contratos estándar que The Coca-Cola Company lleva a cabo con embotelladores fuera de Estados Unidos de América para la venta de los concentrados de ciertas marcas registradas de refresco de Coca-Cola. Los principales acuerdos para embotellar tienen términos de diez años. Dichos acuerdos son renovados automáticamente por 10 años sujetos a la no renovación de cualquiera de las partes (con notificación a la otra parte). Los contratos son registrados en la moneda funcional de la subsidiaria en la cual la inversión fue hecha y se reexpresan aplicando la tasa de inflación del país de origen y el tipo de cambio del cierre del período.

El crédito mercantil es la diferencia entre el valor pagado y el valor contable de las acciones y/o activos netos adquiridos, que no haya sido identificado directamente con un activo intangible. El crédito mercantil es registrado en la moneda local de cada una de las subsidiarias en donde la inversión fue realizada y actualizada con los factores inflacionarios del país de origen y convertidos al tipo de cambio que se registró al final del periodo. El crédito mercantil es amortizado en un periodo no mayor a veinte años.

j) Deterioro del Crédito Mercantil y Activos de Larga Duración:
La Compañía revisa el valor del crédito mercantil y de otros activos de larga duración para reconocer un deterioro en su valor cuando ocurren eventos o cambios que le indiquen que el valor en libros registrado pudiera no ser recuperado. Para determinar si existe un deterioro en el valor, la Compañía compara los flujos estimados de efectivo descontados que ese activo va a generar en el futuro contra el valor en libros. Si se considera que el valor del activo se ha deteriorado, se reconoce la baja en el valor en los resultados del ejercicio por la cantidad que exceda el valor en libros al valor de mercado.

k) Pagos de The Coca-Cola Company:
The Coca-Cola Company participa en los programas de publicidad y promociones de la Compañía. Estos recursos son registrados como una reducción a los gastos de venta.

Adicionalmente, participa en el programa de inversión en refrigeradores. Dichos recursos se relacionan con el incremento en el volumen de ventas de los productos franquiciados por The Coca-Cola Company y están condicionados al cumplimiento de ciertos objetivos, por lo que la inversión, neta de la participación de The Coca-Cola Company, se registra en la cuenta de "Otros activos".

l) Obligaciones de Carácter Laboral:
Consisten en los pasivos por plan de pensiones y jubilaciones y prima de antigüedad, determinados a través de cálculos actuariales realizados por actuarios independientes, basados en el método del crédito unitario proyectado. Estas obligaciones se consideran como partidas no monetarias, las cuales se actualizan mediante supuestos largo plazo. El incremento en el saldo de las obligaciones laborales, se registra en el estado de resultados.

El costo de los servicios pasados se amortiza en el tiempo estimado en que los empleados recibirán los beneficios del plan. En el caso de pensiones y jubilaciones así como prima de antigüedad, el tiempo es de 14 años a partir de 1996.

Ciertas subsidiarias de la Compañía tienen constituidos fondos para el pago de pensiones, a través de fideicomisos irrevocables a favor de los trabajadores.

Las indemnizaciones por despido se aplican a los resultados del periodo en que ocurren. Los pagos por indemnizaciones producto de la reestructuración y redimensionamiento de ciertas áreas que resulten en una reducción en el número de personal se registran en el rubro de otros gastos.

m) Contingencias y Compromisos:
A partir del 1 de enero de 2003, la Compañía adoptó las disposiciones del nuevo Boletín C-9 "Pasivo, Provisiones, Activos y Pasivos Contingentes y Compromisos" ("C-9") que establece entre otros aspectos, mayor precisión en conceptos relativos a provisiones, obligaciones acumuladas y pasivos contingentes, así como nuevas disposiciones respecto al reconocimiento contable de provisiones, el uso del valor presente y la redención de obligaciones cuando ocurre anticipadamente o se sustituye por una nueva emisión. La aplicación de este nuevo pronunciamiento no tuvo un impacto significativo en la posición financiera ni en los resultados de operación de la Compañía.

n) Reconocimiento de los Ingresos:
Los ingresos se reconocen en el momento en el que el producto se embarca o entrega al cliente y éste asume la responsabilidad por los mismos. Las ventas netas reflejan la venta de los productos al precio de lista menos los descuentos y bonificaciones.

o) Gastos de Operación:
Los gastos administrativos incluyen salarios y prestaciones para los empleados que no están directamente involucrados en el proceso de venta de los productos de la Compañía, honorarios por servicios profesionales, depreciación de las oficinas y amortización de los costos capitalizados de los programas de informática.

Los gastos de venta incluyen:
a) Distribución: salarios y prestaciones, gastos de flete de plantas a distribuidores propios y terceros, almacenaje de productos terminados, rotura de botellas en el proceso de distribución, depreciación y mantenimiento de camiones, instalaciones y equipos de distribución.
b) Ventas: salarios y prestaciones así como comisiones pagadas al personal de ventas.
c) Mercadotecnia: salarios y prestaciones, promociones y gastos de publicidad.

p) Impuesto Sobre la Renta, al Activo y Participación de los Trabajadores en las Utilidades:
El impuesto sobre la renta ("ISR") y la participación de los trabajadores en las utilidades ("PTU") son cargados a los resultados del año en que se incurren, incluyendo el impuesto sobre la renta diferido que resulta de las diferencias temporales entre las bases contables y fiscales de los activos y pasivos, incluyendo el beneficio de las pérdidas fiscales. Para determinar el saldo de impuestos diferidos por concepto de PTU, se consideran únicamente las diferencias temporales que surjan en la conciliación entre la utilidad neta del año y la utilidad fiscal gravable para PTU, sobre las cuales se pueda presumir razonablemente que van a provocar un pasivo o un beneficio dentro de un periodo determinado.

El impuesto al activo ("IMPAC") pagado que se espera sea recuperado se registra como una disminución del pasivo por impuestos diferidos.

El saldo de impuestos diferidos está compuesto por partidas monetarias y no monetarias, en base a las diferencias temporales que le dieron origen. Asimismo, está clasificado como pasivo a largo plazo, independientemente de la reversión que se espera en el corto plazo de ciertas diferencias temporales.

El impuesto diferido aplicable al resultado del periodo se determina comparando el saldo de impuestos diferidos al final del periodo contra el saldo inicial, excluyendo de ambos saldos las diferencias temporales que se registran directamente en el capital contable. El impuesto diferido de estas diferencias temporales se registra en la misma cuenta del capital contable que le dio origen.

FEMSA tiene la autorización de la Secretaría de Hacienda y Crédito Público ("SHCP") para preparar sus declaraciones de ISR e IMPAC sobre una base consolidada, la cual incluye las utilidades o pérdidas fiscales de sus subsidiarias mexicanas al 60% de su participación accionaria. Las provisiones de impuesto sobre la renta de las subsidiarias en el extranjero han sido determinadas con base en la utilidad gravable de cada compañía en lo individual y no con base en una utilidad consolidada.

q) Resultado Integral de Financiamiento:
Está integrado por los siguientes conceptos:

Intereses:
El gasto y producto financiero se registra cuando es incurrido o ganado, respectivamente.

Fluctuación Cambiaria:
Las transacciones en moneda extranjera se registran convertidas en moneda local al tipo de cambio vigente a la fecha en que se efectúan. Posteriormente los activos y pasivos monetarios en monedas extranjeras se expresan al tipo de cambio de cierre del año. La variación entre los tipos de cambio aplicados se registra como fluctuación cambiaria en el estado de resultados, excepto la fluctuación cambiaria de los financiamientos contratados para la adquisición de compañías en el extranjero que se considera una cobertura económica de la misma adquisición

Resultado por Posición Monetaria:
Es producto del efecto de los cambios en el nivel general de precios sobre las partidas monetarias. El resultado por posición monetaria se determina aplicando factores de inflación del país de origen a la posición monetaria neta al inicio de cada mes, excluyendo los financiamientos contratados para la adquisición de compañías en el extranjero que se consideran como una cobertura económica de la misma adquisición

El resultado por posición monetaria de las subsidiarias en el extranjero es convertido a pesos mexicanos utilizando el tipo de cambio al cierre del año.

r) Instrumentos Financieros:
La Compañía contrata frecuentemente instrumentos financieros para cubrir el riesgo de ciertas operaciones. Si el instrumento financiero se contrata para cubrir necesidades de operación, el costo del mismo se registra en los costos y gastos de operación. Si el instrumento se contrata para cubrir necesidades de financiamiento, se registra como gasto financiero o fluctuación cambiaria, según el contrato correspondiente.

A partir de enero de 2001, entró en vigor el Boletín C-2 "Instrumentos Financieros", el cual requiere el reconocimiento en el estado de situación financiera de todos los instrumentos financieros, ya sean activos o pasivos. Los instrumentos financieros contratados con fines de cobertura se deberán valuar utilizando el mismo criterio de valuación aplicado a los activos y pasivos cubiertos.

Asimismo, los instrumentos financieros contratados para fines diferentes a los de cubrir las operaciones de la Compañía, deberán valuarse a su valor razonable. La diferencia entre el valor inicial y final del periodo de los activos y pasivos financieros, se registra en el resultado del periodo. El reconocimiento inicial de este nuevo boletín se incluye en la utilidad neta del ejercicio de 2001 como cambios en principios contables, neto de su efecto fiscal.

s) Resultado Acumulado por Tenencia de Activos No Monetarios:
Representa la suma de las diferencias entre el valor en libros y el valor actualizado aplicando factores inflacionarios de los activos no monetarios, tales como inventarios y activos fijos, y su efecto en el estado de resultados cuando los activos son consumidos o depreciados.

t) Utilidad Neta Integral:
La utilidad neta integral está compuesta por la utilidad neta y otros componentes, tales como el resultado por conversión y el resultado por tenencia de activos no monetarios del periodo, y se presenta en los Estados de Variaciones en las Cuentas del Capital Contable.

operación en todos nuestros territorios excepto Venezuela y Argentina. México y Brasil representaron más del 90% de nuestro crecimiento. Nuestro margen operativo mejoró 180 puntos base a 17.7% en el segundo trimestre de 2005 comparado con el mismo periodo de 2004.

Durante el segundo trimestre de 2005, nuestro costo integral de financiamiento fue Ps. 284 millones, reflejando una reducción de nuestros niveles de deuda y menores gastos por interés de nuestra deuda denominada en dólares, como resultado de la apreciación del peso mexicano frente al dólar aplicado a nuestros gastos por interés denominados en dólares; y a una mayor ganancia cambiaria como resultado de la apreciación del peso mexicano frente al dólar aplicada a nuestros pasivos denominados en dólares.

Durante el segundo trimestre de 2005, la tasa efectiva de impuestos fue de 31.8 %, reflejando una menor tasa de impuestos sobre la renta en México.

Nuestra utilidad neta mayoritaria consolidada fue de Ps. 1,284 millones en el segundo trimestre de 2005, una disminución de 28.1% comparada con el segundo trimestre de 2004, debido principalmente a una devolución de impuestos no recurrente que incrementó la utilidad neta durante el 2004. Excluyendo el impacto de este efecto no recurrente la utilidad neta mayoritaria hubiera crecido 129.7%. La utilidad por acción ("UPA") fue de Ps. 0.70 (US$ 0.65 por ADR) calculada con base a 1,846.5 millones de acciones en circulación (cada ADR representa 10 acciones locales).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO

Al 30 de junio de 2005, el saldo en caja de Coca-Cola FEMSA fue de Ps. 5,493 millones (US$ 510 millones), un incremento de Ps. 1,794 millones (US$ 166 millones) comparado con diciembre 31 de 2004, como resultado de i) nueva deuda contratada en parte para pagar vencimientos próximos de nuestros "Certificados Bursátiles", ii) generación interna de efectivo y iii) una disminución en el capital de trabajo, lo cual fue derivado principalmente por la estacionalidad de nuestro negocio. Este incremento compensó por completo el pago de dividendos hecho durante el trimestre por la cantidad de Ps. 620 millones (US$ 58 millones).

La deuda total a corto plazo fue de Ps. 3,235 millones (US$ 301 millones) y la deuda a largo plazo fue de Ps. 22,744 millones (US$ 2,113 millones), un aumento de Ps. 750 millones (US$ 70 millones), comparado con el cierre de año de 2004, como resultado de la nueva deuda mencionada anteriormente. La deuda neta disminuyó aproximadamente Ps. 1,044 millones (US$ 97 millones) comparado con el cierre de año de 2004, esto incluyó una disminución de Ps. 199 millones (US$ 18 millones) debido al efecto de la apreciación del peso mexicano frente al dólar de Ps. 11.15 a Ps. 10.76 aplicada a nuestra deuda denominada en dólares en el segundo trimestre de 2005.

Durante el trimestre, la compañía refinanció exitosamente aproximadamente US$ 322 millones de deuda bancaria, con mayores plazos y mejores condiciones de precio. El costo promedio de la deuda durante segundo trimestre fue de 9.1%.

La siguiente tabla muestra la composición de la deuda por moneda y tasa de interés, al 30 de junio de 2005:

Moneda % Deuda Total (2) % Tasa de Interés Variable (2)
U.S. dólares 22% 5%
Pesos mexicanos 74% 21%
Pesos colombianos 3% 100%
Pesos argentinos(1) 1% 100%
(1) Incluye el equivalente de US$ 27.9 millones denominados en pesos argentinos, US$ 3.6 millones denominados
en bolivares venezolanos y US$ 4.9 millones denominados en quetzales guatemaltecos.
(2) Después de dar efecto a los swaps de tipo de cambio.

RESULTADOS DE OPERACIÓN EN MÉXICO
Ingresos
Los ingresos totales de nuestras operaciones en México incrementaron 9.4% a Ps. 7,591 millones en el segundo trimestre de 2005, comparado con el mismo periodo del año anterior. El crecimiento del volumen de ventas representó más del 85% del incremento en ingresos. El precio promedio por caja unidad creció 0.9% a Ps. 27.19 (US$ 2.53) durante el segundo trimestre de 2005. El incremento en el precio promedio fue resultado de incrementos de precio implementados en el primer trimestre de 2005 y un crecimiento del volumen de ventas en presentaciones personales, las cuales tiene un precio promedio por caja unidad mayor. Excluyendo el volumen de agua Ciel en las presentaciones de 5.0, 19.0 y 20.0 litros nuestro precio promedio fue de Ps. 31.90 (US$ 2.96).

El volumen total de ventas incrementó 8.4% a 278.6 millones de cajas unidad en el segundo trimestre de 2005, comparado con el segundo trimestre de 2004, como resultado principalmente de i) una fuerte campaña de mercadotecnia y estrategias comerciales implementadas alrededor de la marca Coca-Cola, ii) dos días más de ventas que el año pasado, ya que Semana Santa cayó durante el primer trimestre este año, iii) volumen de ventas comparable bajo y, iv) temperaturas más altas en la Ciudad de México. El volumen de ventas de refrescos creció 5.6% comparado con el mismo periodo del año anterior, impulsado principalmente por la marca Coca-Cola. El incremento en el volumen de ventas de refrescos representó más del 50% de nuestro volumen incremental; el resto estuvo compuesto básicamente por el crecimiento del volumen de agua en presentaciones personales y garrafón. Excluyendo agua, el segmento de bebidas no carbonatadas creció 15.2% en el segundo trimestre de 2005, como resultado de crecimiento en el volumen de ventas de Powerade y Nestea.

Utilidad de Operación
Nuestra utilidad bruta aumentó 10.7% a Ps. 4,039 millones en el segundo trimestre de 2005, comparado con el mismo periodo de 2004, resultando en una expansión de 60 puntos base en el margen bruto a 53.2%. Este crecimiento fue resultado principalmente de una caída en los costos de edulcorantes y la apreciación año contra año del peso mexicano frente al dólar aplicada a nuestros costos denominados en dólares.

Los gastos de operación como porcentaje de los ingresos totales decrecieron 140 puntos base a 30.9% en el segundo trimestre de 2005, de 32.3% en el mismo periodo de 2004, como resultado de una mayor absorción de costo fijos derivada de un mayor volumen de ventas. La utilidad de operación fue de Ps. 1,691 millones en el segundo trimestre de 2005 un incrementó de 20.1% comparada con el mismo periodo del año anterior, mejorando nuestro margen de operación en 200 puntos base en el trimestre.

RESULTADOS DE OPERACIÓN EN CENTROAMÉRICA (Guatemala, Nicaragua, Costa Rica y

Panamá)
Ingresos
Los ingresos decrecieron 1.1% a Ps. 845 millones en el segundo trimestre de 2005, comparado con el mismo periodo del año anterior, derivado de menor precio promedio por caja unidad. El precio promedio por caja unidad disminuyó 5.1% a Ps. 30.22 (US$ 2.81), debido principalmente a un entorno más competido y a un cambio en nuestra mezcla de empaques familiares hacia más grandes a lo largo de la región.

El volumen total de ventas creció 4.1% a 27.9 millones de cajas unidad en el segundo trimestre de 2005, comparado con el mismo periodo de 2004. El crecimiento en el volumen de ventas de la marca Coca-Cola representó más del 80% de nuestro volumen incremental y nuestro segmento de bebidas no carbonatadas, incluyendo agua, contribuyó la mayor parte del balance.
Utilidad de Operación
La utilidad bruta decreció 1.9% en el segundo trimestre de 2005, comparado con el mismo periodo de 2004, a Ps. 415 millones. Como porcentaje de los ingresos totales, el margen bruto disminuyó 40 puntos base principalmente como resultado de menores precios promedio por caja unidad.

Nuestra utilidad de operación incrementó 40.0% a Ps. 112 millones en el segundo trimestre de 2005, comparado con el mismo periodo de 2004, como resultado del 11.7% de reducción en los gastos de operación. La reducción en los gastos de operación se debió a i) una disminución en los gastos de depreciación y amortización, como resultado del incremento en el periodo utilizado para la depreciación de activos, ii) una reducción en los gastos de mercadotecnia y iii) ahorros logrados a través de esfuerzos de reducción de costos a lo largo de la región, como por ejemplo el compartir servicios administrativos. A pesar de la disminución en el margen bruto, el margen de utilidad de operación incrementó 400 puntos base a 13.3%.

RESULTADOS DE OPERACIÓN EN COLOMBIA
Ingresos
Los ingresos totales incrementaron 14.0% a Ps. 1,116 millones en el segundo trimestre de 2005, comparado con el segundo trimestre de 2004. Mayor volumen de ventas impulsó el 80% de este crecimiento y el mayor precio por caja unidad representó el resto del crecimiento. Nuestro precio promedio por caja unidad creció 2.5% a Ps. 25.08 (US$ 2.33), como resultados de incrementos de precio implementados en mayo de 2004 y un cambio en la mezcla de empaques hacia presentaciones no retornables, las cuales tienen mayores precios por caja unidad.
El volumen total de ventas creció 11.3%, comparado con el mismo periodo de 2004, a 44.5 millones de cajas unidad en el segundo trimestre de 2005. Nuestra categoría de refrescos de sabores representó más del 75% de nuestro volumen incremental y la marca Coca-Cola fue representó la diferencia.
Utilidad de Operación

La utilidad bruta aumentó 12.1% a Ps. 491 millones en el segundo trimestre de 2005, comparado con el mismo periodo del año anterior, resultando en un margen bruto de 44.0%. La disminución en el margen bruto de 80 puntos base fue resultado principalmente de un cambio en la mezcla de empaques hacia presentaciones no retornables, las cuales crecieron como porcentaje del volumen total de ventas a 46.8% de 42.1% en el segundo trimestre de 2004

La utilidad de operación creció 4.1% a Ps. 101 millones en el segundo trimestre de 2005, comparado con el mismo periodo de 2004, disminuyendo ligeramente como porcentaje de los ingresos. Los gastos de operación incrementaron 14.4%, como resultado de una mayor introducción de botellas retornables en el mercado y mayores gastos de mercadotecnia, ambos relacionados con el lanzamiento de Crush.
RESULTADOS DE OPERACIÓN EN VENEZUELA

Ingresos
Los ingresos totales de nuestras operaciones en Venezuela incrementaron 15.9% a Ps. 1,224 millones en el segundo trimestre de 2005, comparado con el mismos periodo de 2004, debido principalmente al crecimiento en el volumen de ventas que representó más del 70% de nuestro ingreso incremental. El precio promedio por caja unidad creció 3.8% a Ps. 27.00 (US$ 2.51), como resultado de incrementos de precio implementados en la segunda mitad del 2004.
El volumen total de ventas incrementó 11.6% a 45.3 millones de cajas unidad durante el segundo trimestre de 2005, comparado con el mismo trimestre de 2004, impulsado principalmente por el crecimiento del volumen de ventas de refrescos siendo más del 85% de nuestro volumen incremental. El volumen de ventas de agua embotellada creció 11.1% durante el trimestre.
Utilidad de Operación

La utilidad bruta incrementó 14.8% a Ps. 503 millones en el segundo trimestre de 2005, comparado con el mismo periodo del año anterior. Sin embargo, como porcentaje de los ingresos, nuestro margen bruto decreció a 41.1% en el segundo trimestre de 2005 de 41.5% en el mismo periodo de 2004. Esta disminución fue resultado de i) mayores precios de materias primas, ii) la devaluación del bolívar venezolano frente al dólar aplicado a nuestros costos denominados en dólares y iii) el cambio en la mezcla de empaques hacia presentaciones no retornables.

Los gastos de operación incrementaron 24.1% a Ps. 448 millones en el segundo trimestre de 2005, incrementando 250 puntos base a 36.6% de 34.1% en el mismo periodo de 2004. El incremento fue resultado de presiones inflacionarias reflejadas principalmente en mayores costos de flete e incrementos de salarios implementados durante el trimestre, adicionales a los incrementos implementados en la segunda mitad del 2004. Como resultado de los factores mencionados anteriormente, nuestra utilidad de operación fue Ps. 55 millones, resultando en una reducción del margen de operación 280 puntos base a 4.5% comparado con el mismo periodo de 2004.

RESULTADOS DE OPERACIÓN EN BRASIL
A partir de este trimestre, no consolidaremos la cerveza que distribuimos en nuestro volumen de ventas y ventas netas. En su lugar, la cantidad que recibimos por la distribución de cerveza en Brasil, será incluida en otros ingresos de operación. Hemos reclasificado los periodos previos en este comunicado para efectos de comparación. Consideramos que esta forma de presentar los resultados refleja de una mejor manera el desempeño de nuestras principales operaciones.
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Ingresos
Nuestros ingresos totales incrementaron 22.9% a Ps. 1,343 millones en el segundo trimestre de 2005, comparado con el mismo periodo de 2004, debido principalmente al incremento en el volumen de ventas. El precio promedio por caja unidad creció 3.1% a Ps. 22.36 (US$ 2.08) como resultados de un cambio en la mezcla de canales, hacia pequeños detallistas y lugares de consumo inmediato, los cuales venden nuestro productos con mayores precios por caja unidad.
El volumen total de ventas incrementó 19.9% a 58.5 millones de cajas unidad en el segundo trimestre de 2005. El volumen de ventas de refrescos creció 17.9% impulsado principalmente por las marcas Coca-Cola y Fanta. El volumen de agua embotellada creció 52.0% durante el trimestre como resultado de una mayor cobertura de nuestra marca Crystal y condiciones de clima favorables.
Utilidad de Operación

En el segundo trimestre de 2005, nuestra utilidad bruta aumentó 29.5% a Ps. 628 millones, comparado con el mismo periodo del año anterior. El margen bruto incrementó 240 puntos base a 46.8%; eficiencias de manufactura y la apreciación del real brasileño frente al dólar, aplicada a nuestros costos de materia prima, compensaron completamente el incremento de los precios internacionales de materias primas.

Nuestros gastos de operación como porcentaje de los ingresos totales decrecieron a 33.1% en el segundo trimestre de 2005 de 37.3% en el mismo periodo de 2004, como resultado de mayores ingresos en combinación mejoras operativas, como por ejemplo, incrementos en la productividad de rutas y administración de bodegas. La utilidad de operación fue Ps. 184 millones en el segundo trimestre de 2005, resultando en una expansión del margen de operación de 660 puntos base a 13.7% en el segundo trimestre de 2005, de 7.1% en el mismo periodo de 2004.

RESULTADOS DE OPERACIÓN EN ARGENTINA

Ingresos

En Argentina, nuestros ingresos totales fueron de Ps. 592 millones en el segundo trimestre de 2005 un 5.9% de crecimiento comparado con el mismo periodo del año anterior; más del 65% del crecimiento en ingresos se debió a un precio promedio por caja unidad más alto. El precio promedio por caja unidad creció 4.7% a Ps. 17.91 (US$ 1.66) como resultado de incrementos de precio implementados durante el primer trimestre de 2005 y de la disminución de nuestras marcas de protección de valor como porcentaje del volumen de ventas totales.

Durante el segundo trimestre de 2005, el volumen total de ventas aumentó 2.2% a 32.1 millones de cajas unidad, comparado con el mismo periodo de 2004. El volumen de ventas de la categoría de bebidas no carbonatadas, incluyendo agua embotellada, duplicó su tamaño y representó más del 55% del volumen incremental, el remanente balance se debió principalmente al crecimiento de marca Coca-Cola y de nuestras marcas premium de refrescos.

Utilidad de Operación

La utilidad bruta incrementó 5.1% a Ps. 227 millones en el segundo trimestre de 2005, comparada con el segundo trimestre de 2004. Nuestro margen bruto fue 38.3%, una ligera disminución comparado con el segundo trimestre de 2004, debido a precios más altos de la resina de polietileno de tereftalato ("PET") y mayores costos laborales.

Los gastos de operación incrementaron 8.5% en el segundo trimestre de 2005 debido principalmente a mayores costos de flete y gastos salariales. Nuestra utilidad de operación decreció 1.4% a Ps. 73 millones en el segundo trimestre de 2005, resultando en una disminución de nuestro margen de operación a 12.4% de 13.2% en el mismo periodo de 2004.

RESUMEN DE LOS RESULTADOS DE LOS SEIS MESES

Nuestros ingresos totales consolidados incrementaron 6.2% a Ps. 23,931 millones en el primer semestre de 2005, comparados con el primer semestre de 2004, como resultado del crecimiento en todos nuestros territorios, a excepción de Centroamérica; México y Brasil representaron aproximadamente 60% del crecimiento. El precio promedio por caja unidad consolidado aumentó 0.5% a Ps. 25.70 (US$ 2.39) en el primer semestre de 2005. Los incrementos de precios promedio en Colombia, Venezuela, Brasil y Argentina compensaron por completo menores precios promedio en México y Centroamérica.

El volumen total de ventas incrementó 5.8% a 924.7 millones de cajas unidad en el primer semestre de 2005, comparado con el mismo periodo del año anterior. El crecimiento en el volumen de ventas de México y Brasil representó más del 70% de nuestros volúmenes incrementales. El volumen de ventas de refrescos creció 5.0% alcanzando 779.9 millones de cajas, impulsado por los incrementos de volumen de todas nuestras operaciones.

Nuestra utilidad bruta fue de Ps. 11,714 millones en el primer semestre de 2005, un 6.4% de incremento comparado con el primer semestre del año anterior, como resultado de crecimiento en la utilidad bruta a lo largo de todos nuestros territorios, con excepción de Centroamérica. Brasil y México representaron más del 65% de este incremento. El margen bruto incrementó ligeramente de 48.8% en el primer semestre de 2004 a 48.9% en el primer semestre de 2005, debido a mayores ingresos a lo largo de nuestros territorios, excepto Centroamérica.

Nuestra utilidad de operación consolidada fue de Ps. 3,963 millones en el primer semestre de 2005 un crecimiento de 13.9% comparado con el primer semestre de 2004. Brasil, México y Colombia representaron más del 85% de este crecimiento y compensaron completamente la disminución en Venezuela. Nuestro margen de operación incrementó 120 puntos base a 16.6% en el primer semestre de 2005.

Nuestra utilidad neta mayoritaria fue de Ps. 1,984 millones en el primer semestre de 2005, una disminución de 26.3% comparado con el primer semestre de 2004, debido a un efecto no recurrente que incrementó la utilidad neta durante 2004 y un efecto no recurrente que disminuyó la utilidad neta en el primer trimestre de 2005. La utilidad por acción fue de Ps. 1.08 (US$ 1.00 por ADR) calculada con base a 1,846.5 millones de acciones en circulación (cada ADR representa 10 acciones locales). Excluyendo los efectos mencionados anteriormente la utilidad neta mayoritaria hubiera crecido 43.3%.

EVENTOS RECIENTES

· El 10 de junio de 2005, Moody's Investor Service elevó la calificación de grado de inversión de Coca-Cola FEMSA dos sub-grados sobre la deuda extranjera de largo plazo sin garantías, de Baa2 a A3. Este cambio refleja la exitosa integración de Panamco, la mejora significativa en el nivel de apalancamiento de la empresa debido a un flujo de efectivo más sólido y a una reducción de deuda, y a su creciente importancia estratégica dentro del sistema Coca-Cola.

· El 15 de julio de 2005, la compañía pagó en su totalidad Ps. 2,586 millones del Certificado Bursátil (KOF 03-4) basado en tasa TIIE con plazo de dos años emitido el 18 de julio de 2003. Esto se verá reflejado en nuestro estado de situación financiera del tercer trimestre de 2005.

INFORMACIÓN PARA LA CONFERENCIA TELEFÓNICA

Nuestra Conferencia telefónica del segundo trimestre de 2005 se llevará a cabo el 28 de julio de 2005 a las 11:00 A.M. Tiempo del Este (10:00 A.M. hora de México). Para participar en la conferencia telefónica, favor de marcar: U.S. locales: 800-901-5218 e Internacional: 617-786-4511. Adicionalmente estará disponible la transmisión en vivo a través de internet en www.coca-colafemsa.com <http://www.coca-colafemsa.com/>

Si usted no puede participar en la Conferencia en tiempo real, una repetición de la misma estará disponible hasta el 4 de agosto de 2005. Para escuchar la repetición, favor de marcar: U.S. locales: 888-286-8010. Internacional: 617-801-6888. Contraseña: 98344233.

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Coca-Cola FEMSA, S.A. de C.V. produce y distribuye Coca-Cola, Sprite, Fanta, Lift y otros productos de las marcas de The Coca-Cola Company en México (una parte importante del centro de México, incluyendo la ciudad de México y el Sureste de México), Guatemala (la ciudad de Guatemala y sus alrededores), Nicaragua (todo el país), Costa Rica (todo el país), Panamá (todo el país), Colombia (la mayoría del país), Venezuela (todo el país), Brasil (São Paulo, Campiñas, Santos el estado de Mato Grosso do Sul y parte del estado de Goias) y Argentina (capital federal de Buenos Aires y sus alrededores), además de agua embotellada, cerveza y otras bebidas en algunos de estos territorios.

La compañía cuenta con 30 plantas embotelladoras en los países en Latinoamérica y atiende aproximadamente 1,500,000 detallistas en la región. The Coca-Cola Company tiene una participación del 39.6% en el capital accionario de Coca-Cola FEMSA.

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Las cifras de las operaciones de la Compañía en México y de sus operaciones internacionales consolidadas fueron preparadas de acuerdo a los principios de contabilidad generalmente aceptados en México (PCGA mexicanos). Todas las cifras están expresadas en pesos mexicanos constantes con poder adquisitivo al 30 de junio de 2005. Para fines de comparación las cifras de la compañía para 2005 y 2004, han sido re-expresadas tomando en cuenta la inflación local de cada uno de los países con referencia al índice de precios al consumidor y convertidas de la moneda local a pesos mexicanos usando el tipo de cambio al 30 de junio de 2005. Además, todas las comparaciones para el segundo trimestre de 2005 contenidas en este reporte, han sido hechas contra cifras del periodo comparable de 2004, a menos que se indique lo contrario.

Este comunicado de prensa puede contener declaraciones a futuro referentes al desempeño futuro de Coca-Cola FEMSA y deben ser tomadas como estimados de buena fe de Coca-Cola FEMSA. Estas declaraciones a futuro reflejan el punto de vista de las expectativas de la administración y están basadas en información actualmente disponible. Los resultados reales están sujetos a eventos futuros e incertidumbres que podrían tener un impacto importante en el desempeño real de la compañía, muchas de las cuales están fuera del control de Coca-Cola FEMSA.

Referencias a "US$" son a dólares americanos. Este comunicado de prensa contiene conversiones de ciertas cifras en pesos a dólares estadounidenses únicamente para comodidad del lector. Estas conversiones no deben ser interpretadas como declaraciones de que las cifras en pesos realmente representan tales cifras en dólares americanos o que pueden ser convertidas según las tasas indicadas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola FEMSA, S.A. de C.V.
(Registrant)

Date: August 5, 2005

By: ______________________
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer